EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 20, 2023

Virtuix Holdings Inc.

SPV Interests Representing
Up to $3,961,352.66 of Series B Preferred Stock
plus an aggregate $138,647.34 in Transaction Fees

Virtuix Holdings Inc, ("Virtuix", the "Company," "we," "us", or "our"), is offering up to $3,961,352.66 worth of Series B Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $9,995.54 (the "Target Amount"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by July 29, 2023 (the "Target Date"). The investment will be made through Virtuix Series B CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 29, 2023 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the July 29, 2023. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. Additionally, investors will be required to pay a Transaction Fee to the Company to help offset transaction costs equal to three and one-half percent (3.5%) per investment (which may be capped or waived by the Company, in its sole and absolute discretion). This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than March 20, 2024.

Once posted, the annual report may be found on the Company's website at https://www.virtuix.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://invest.virtuix.com/

Perks
Investors in this offering will receive discounts on Omni One and will have the opportunity to "skip to the front" of the waitlist to receive a system, among other incentives.

Investment Amount	Perk
$1,000+	• 20% discount ($520 value) when purchasing Omni One • 1 Free Game (est. $40 Value)
$2,000+	• 25% discount ($650 value) when purchasing Omni One • 2 free games (est. $80 value) • 3 free months of Omni Online ($42 value)
$5,000+	• 30% discount ($780 value) when purchasing Omni One • 3 free games (est. $120 value) • 6 free months of Omni Online ($84 value)
$10,000+	• 40% discount ($1,040 value) when purchasing Omni One • 5 free games (est. $200 value) • 12 free months of Omni Online ($168 value)
$20,000+	• A free Omni One system ($2,595 value) • 5 free games (est. $200 value) • 12 free months of Omni Online ($168 value)
$50,000+	• All "$20,000+" Investment Perks • A VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk • A tour of Virtuix to meet the team

In addition, investors who complete an investment before April 21, 2023 will receive an additional 10% discount with respect to the "$1,000+", "$2,000+", "$5,000+", and "$10,000+" reward tiers

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

We are the creator of Omni, an omnidirectional treadmill that lets players walk and run in 360 degrees inside virtual reality games and other applications.

Business Model

Omni One has an upfront purchase price of $2,595, on which we target to make a gross margin of 50%. Additionally, Omni One offers a monthly subscription called Omni Online, at $14/month, that provides access to online multiplayer gameplay, leaderboards, esports contests, cloud saves, and more. Lastly, Omni One has its own proprietary game store where players purchase their games. We target to keep a revenue share of 30% on sales of third-party games and 100% on sales of our own, first-party titles.

Corporate Structure

Virtuix Holdings Inc. ("Virtuix Holdings" or "the company") was formed on December 20, 2013, as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013, for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing Taiwan Ltd., a subsidiary organized in Taiwan and formed on January 17, 2023.
In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. Virtuix Manufacturing Ltd. has 49% ownership and does not have control over the Joint Venture; therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Intellectual Property

The company has secured 19 patents covering mechanical design, motion tracking, and game integration. Eight more patents are pending. The company also owns 12 registered trademarks.

Competitors and Industry

Competitors

Our main competitor is KAT VR, a Chinese company. They don't offer a complete system; rather, they sell their omnidirectional treadmill as a peripheral that they claim to be compatible with all existing VR headsets and games. Another competing omnidirectional treadmill is Infinadeck. This is a large, motorized device for commercial use that costs about $60,000.

Industry

In a recent Omni One customer survey, 55% of respondents indicated they don't yet own a VR headset, and 40% barely play video games (less than 2 hours per week).

Omni One doesn't depend on the existing market for VR headsets or video games. Instead, Omni One defines its own entertainment category, allowing players to move around physically inside virtual worlds and burn calories while doing so. Applications extend far beyond gaming, including virtual tourism, exercise and fitness, and social events.

Our large install base of out-of-home Omni systems and existing player base of over 300,000 players provide an excellent demo and sales channel for Omni One at no incremental cost. Thanks to this existing player base and Omni One's demonstrated excitement and demand (including an email waitlist of over 35,000 subscribers), our initial customer acquisition cost is projected to be low.

Current Stage and Roadmap

Current Stage
We have two existing commercial products: Omni Pro and Omni Arena. Our new product, Omni One (our first consumer system for the home), started shipping in January 2023 for beta testing.

Future Roadmap
The thrill of walking around inside video games has blown the minds of players at our commercial venues. We plan to take our success in commercial entertainment and scale it into the home. The time is now: the technology is ready, the business model is mature, and the market is asking for our product. We have a devoted player base of over 300,000 players and an established waitlist for Omni One of over 35,000 subscribers. With the proceeds of this financing, we'll be able to expand our working capital and ramp up the production of Omni One. Join our mission to roll out Omni One and bring our popular gaming experience to millions of homes around the world.

The Team

Officers and Directors:

Name: Jan Goetgeluk

Jan Goetgeluk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Board Member
- Dates of Service: February 2013 - Present
- Responsibilities: Jan is Virtuix's founder and CEO. Since Jan. 1, 2023, Jan receives $250k a year in cash compensation.

Name: David Allan

David Allan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, COO and Board Member
- Dates of Service: August 2013 - Present
- Responsibilities: David is responsible for hardware engineering and worldwide operations. He leads teams at the company's Austin headquarters and also oversees the company's Asian subsidiaries. Starting Jan 1, 2023, David's salary is $300k.

Name: Michael Bradley McGovern

Michael Bradley McGovern's current primary role is with Seitz, DeMarco & McGovern PLLC. Michael Bradley McGovern currently serves 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

- Position: Board Member
- Dates of Service: December 2016 - Present
- Responsibilities: Member of the board. Brad does not receive cash compensation.

Other business experience in the past three years:

- Employer: Seitz, DeMarco & McGovern PLLC.
- Title: Managing Partner

- Dates of Service: November 2012 - Present
- Responsibilities: Brad McGovern is the Managing Partner of Seitz, DeMarco & McGovern.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign are subject to SEC limitations of transfer. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. In addition to the regulatory limitations, the interests in the Co-Issuer may only be transferred upon approval of the Company.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There are restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the virtual reality industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering securities in the amount of up to $4,100,000 (incl. transaction fees) in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The Company is currently raising additional funds on terms that are different than those in this offering.
In addition to raising capital in this offering, the Company is also seeking investments from accredited investors who are acquiring SAFEs at terms described later in this offering memorandum. Conversion of those SAFEs will result in increased dilution to investors in this offering.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants, these projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service.
All of our current products are variants on one type of product, providing an omni-directional treadmill for use in virtual reality applications. Our revenues are therefore dependent upon the market for omni-directional treadmills and their applications.

We may never have an operational product or service.
It is possible that there may never be a mass-produced Omni One product. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders or creditors.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only manufactured a beta version of Omni One. Delays or cost overruns in the development of Omni One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company.
You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that the intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies who may have respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities and products.

We are an early-stage company and have not yet generated any profits
Virtuix was formed in 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Virtuix has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.
We are an early-stage company and have limited revenue and operating history

The Company has few customers and little revenue.
If you are investing in this company, it's because you think that Omni One is a good idea, that the team will be able to successfully market and sell the product, and that we can price them right and sell them to enough people so that the Company will succeed. Furthermore, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly.

The Company owns many patents, trademarks, copyrights, Internet domain names, and trade secrets.
We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to its value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Patent, trademark, and copyright litigation have become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s), or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s), or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation, which can be subject to change at any time.
Our ability to sell products is dependent on outside government regulation, such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change, and if they do, then the selling of products may no longer be in the best interest of the Company. At such a point, the Company may no longer want to sell products, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
As a cloud-based business, we may be vulnerable to hackers who may access the data of our customers and players. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtuix could harm our reputation and materially negatively impact our financial condition and business.

The delivery and quality of the company's primary product is dependent on third-party manufacturers.
The company's primary product is manufactured by third parties. Although the company provides the product's design, specifications, and quality standards, to meet the required quality standards, it relies on a supply chain of several contract manufacturers in China and Taiwan, who assemble the final product, and over 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver the product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays.

The company's future success is dependent on the continued service of a small executive management team.
The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues. The company could be adversely impacted by the supply of defective products. Defective products or errors in the company's technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company's responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amount available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations.

All of the company's assets, including intellectual property, are pledged as collateral to a lender.
Pursuant to the Loan and Security Agreement dated April 27, 2022, and the IP Security Agreement dated April 27, 2022, between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and Leasing IX, Inc., and WTI Fund X, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of April 27, 2022, or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company's assets, including all of its intellectual property.

Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.
The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy, and provision of preferential treatment to particular industries or companies.

Tax and accounting roles for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong-based subsidiary.
Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") is a subsidiary of the company registered in Zhuhai, Guangdong, China, that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results.

Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix's business.

Virtuix's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jan Goetgeluk	5,500,000	Common Stock	20.1246%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, StartEngine Crowdfunding SAFE, and Reg D SAFE.

Common Stock

The amount of securities authorized is 37,000,000 with a total of 5,500,000 outstanding, plus 2,500,000 reserved for issuance under the Company's equity incentive plan.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Series Seed Preferred Stock

The amount of securities authorized is 4,000,000 with a total of 3,906,250 outstanding including 156,250 shares to be issued pursuant to outstanding warrants.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted, and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights

Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock were converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution, or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights

Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion

The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price, subject to adjustment as discussed under Anti-Dilution Rights.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights

Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series 2 Seed Preferred Stock

The amount of security authorized is 4,300,000 with a total of 3,601,709 outstanding.

Voting Rights
Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights
Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights
Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemption or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion
The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares \¥ill convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the

respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,839,095 outstanding including 192,088 shares to be issued pursuant to outstanding warrants.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights

Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock were converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution, or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights

Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion

The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below. Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights

Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 6,982,641 outstanding including 50,066 shares to be issued pursuant to outstanding warrants.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights

Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution, or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights

Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion

The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights
Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights

Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redeemable or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion

The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below. Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights

Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

StartEngine Crowdfunding SAFE

The Company is in the process of closing a SAFE (Simple Agreement For Future Equity) offering administered by Start Engine Capital, LLC under Regulation Crowdfunding of the Securities and Exchange Commission. If a qualifying Series B preferred stock equity financing occurs in which the Company receives gross proceeds of not less than $5,000,000, the Company shall issue to the holders of the StartEngine Crowdfunding SAFEs that number of shares of Series B preferred stock equal to the quotient obtained by dividing the investment amount by the applicable conversion price, the conversion price calculated as either (i) the price per share equal to $180,000,000 divided by the fully diluted number of issued and outstanding shares of capital stock of the Company, or (ii) the price per share of the Series B preferred stock sold in the qualifying equity financing multiplied by 0.80, whichever calculation results in a greater number of shares of Series B preferred stock.

As of March 17, 2023, no StartEngine Crowdfunding SAFEs were issued and outstanding, however, the Company has received commitments from investors via Start Engine Capital, LLC of approximately $1.1 million. The Company expects to receive about $900,000 in total funded investments.

Reg D SAFE

In concurrence with this offering of Series B preferred stock, the Company is seeking investments from and has authorized the sale of up to $3 million of SAFEs to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission. If a qualifying Series B preferred stock equity financing occurs in which the Company receives gross proceeds of not less than $5,000,000, the Company shall issue to the holders of the Reg D SAFEs that number of shares of Series B preferred stock equal to the quotient obtained by dividing the investment amount by the applicable conversion price, the conversion price calculated as either (i) the price per share equal to $180,000,000 divided by the fully diluted number of issued and outstanding shares of capital stock of the Company, or (ii) the price per share of the Series B preferred stock sold in the qualifying equity financing multiplied by 0.80, whichever calculation results in a greater number of shares of Series B preferred stock.

As of March 17, 2023, $561,174 worth of Reg D SAFEs were issued and outstanding.

Investment Agreements

Investors acquiring Series B Preferred Stock will become parties to each of each of: (i) the Amended and Restated Investors' Rights Agreement dated as of March 10, 2016, as amended (the "Investor Rights Agreement"), (ii) the Amended and Restated Right of First Refusal Agreement dated as of March 10, 2016, as amended (the "First Refusal Agreement"), and (iii) the Voting Agreement dated as of March 10, 2016, as amended (the **"**Voting

Agreement*"*), in each case as entered into by and among the company, the investors in the company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred, Series B Preferred Stock, and certain other stockholders of the company. The Investor Rights Agreement, First Refusal Agreement and Voting Agreement collectively are referred to herein as the "Investment Agreements". The material terms of such agreements are described below.

Investor Rights Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Investor Rights Agreement).

- Demand Form S-1: Holders of a majority of the Registrable Securities then outstanding may demand that the company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding at any time after the earlier of (i) five (5) years after the date of the Investor Rights Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO.

- Demand Form S-3: If at any time when it is eligible to use a Form S-3 registration statement, holders of a majority of the Registrable Securities then outstanding may demand that the Company file a Form S-3 registration statement.

- Delay of Registration: No holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation.

- Right of First Offer: If the company proposes to offer or sell any New Securities, the company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

First Refusal Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the First Refusal Agreement).

- Right of First Refusal by Key Holder: The Key Holder, constituting the company's CEO, Jan Goetgeluk, grants to the company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

- Drag Along Rights: In the event that a Sale of the company is approved in writing, by specific individuals, specifying that drag along rights shall apply to such transaction, then each Key Holder, each Investor, and the Company agree to certain drag-along rights.

Voting Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Voting Agreement).

- Size of the Board: Each Stockholder agrees to vote to ensure that the size of the Board shall be set and remain at three (3) directors.

- Board Composition: Each Stockholder agrees to vote to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board: (i) the company's Chief Executive Officer, (ii) a Key Holder Director and (iii) a Preferred Director.

- Additional Parties: If the Company issues additional shares of Preferred Stock, as a condition to the issuance the company shall require that any purchaser of Preferred Stock become a party to the Voting Agreement.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Co-Issuer, and pursuant to the Company's Investor Rights Agreement, Right of First Refusal Agreement, and Voting Agreement in the event investors in the offering become direct holders of the Company's securities.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Note
Final amount sold: $2,559,304.00
Use of proceeds: Development of Omni One and general corporate purposes.
Date: April 16, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $14,999,943.00
Number of Securities Sold: 5,006,647
Use of proceeds: Development of Omni One
Date: December 30, 2020
Offering exemption relied upon: Regulation A+

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,975,145.00
Number of Securities Sold: 659,258
Use of proceeds: Development of Omni One
Date: March 15, 2021
Offering exemption relied upon: 506(c)

Name: StartEngine Crowdfunding SAFE
Type of security sold: SAFE (Simple Agreement of Future Equity)
Amount sold (closing in process): $0 as of March 17, 2023
Use of proceeds: Working capital to ramp up production of Omni One and general corporate purposes
Date: February 16, 2023
Offering exemption relied upon: Regulation CrowdFunding

Name: Reg D SAFE
Type of security sold: SAFE (Simple Agreement of Future Equity)
Amount sold (ongoing): $561,174 as of March 17, 2023

Use of proceeds: Working capital to ramp up production of Omni One and general corporate purposes
Date: February 24, 2023
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements: Year ended March 31, 2021 compared to year ended March 31, 2022 Revenue

Revenue for fiscal year 2022 was $3,709,966, a 76% increase compared to fiscal year 2021 revenue of $2,103,090. The increase in sales was primarily driven by an increase in Omni Arena installations, as the out-of-home entertainment industry continued to recover from a period of mandated lockdowns related to the Covid-19 pandemic.

Cost of goods sold

Cost of goods sold in fiscal year 2022 was $3,128,272, an increase of $1,601,254 from costs of goods sold of $1,527,018 in fiscal year 2021. The increase was primarily due to an increase in sales.

Gross margins

Fiscal year 2022 gross profit increased by $5,622 over fiscal year 2021 gross profit, however, gross margins as a percentage of revenues decreased from 27% in 2021 to 16% in 2022. This decrease in gross margin was primarily caused by a significant increase in material and logistics costs following the Covid-19 pandemic.

Operating expenses

The Company's operating expenses consist of, among other things, research and development expenses, marketing and sales expenses, and general and administrative expenses. Operating expenses in fiscal year 2022 increased $1,722,311 from fiscal year 2021. Approximately $1,200,000 of this increase was due to increased research and development expenses related to the development of Omni One.

Historical results and cash flows:

The Company is currently in the "beta" production stage of Omni One and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output of Omni One increases. Past cash was primarily generated through sales of Omni Arena. Our goal is to exit Omni One's beta phase and start mass production of Omni One in calendar year 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2022, the Company has capital resources available in the form of a line of credit for $2,000,000 from Western Technology Investment, an EIDL loan in the amount of $25,000, and $2,638,175 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our research and development expenses as well as working capital requirements related to Omni One.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 64% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $450,000 for expenses related to research and development, sales and marketing, and general and administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $450,000 for expenses related to research and development, sales and marketing, and general and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a preferred stock offering of Series B preferred stock under "Regulation A" of the Securities and Exchange Commission, anticipated to start in the second half of 2023. Additionally, in concurrence with this offering of up to $4,100,000 under Regulation Crowdfunding under the Securities Act, the Company is also selling securities to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission, up to an aggregate purchase amount of $3,000,000. As of March 17, 2023, the Company has sold $561,174 worth of Reg D SAFEs. Additionally, the Company is in the process of closing a SAFE offering administered by Start Engine Capital, LLC under Regulation Crowdfunding of the Securities and Exchange Commission. As of March 17, 2023, the Company has not received funds from sales of the StartEngine Crowdfunding SAFE, however, the Company has received commitments from investors via Start Engine Capital, LLC of approximately $1.1 million, and the Company expects to receive about $900,000 in total funded investments.

Indebtedness

Creditor: Western Technology Investment
Amount Owed: $1,178,543.18
Interest Rate: 12.25%
Maturity Date: September 01, 2025
Interest calculated as of 2/1/2023.

Creditor: EIDL Loan
Amount Owed: $26,966.00
Interest Rate: 3.75%
Maturity Date: August 29, 2050
Interest calculated as of 2/1/2023.

Related Party Transactions

Name of Entity: Heroix VR (Shanghai) Co., Ltd.
Names of 20% owners: Hero Entertainment, Virtuix Manufacturing Limited
Relationship to Company: Joint Venture
Nature/ amount of interest in the transaction: During the years ended March 31, 2022 and 2021, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $305,816 and $292,072, respectively. As of March 31, 2022, the Company's China subsidiary had accounts payable to Heroix of $3,365 and

held prepayments from Heroix for unshipped orders of $66,964. As of March 31, 2021, the Company's China subsidiary had zero accounts payable to Heroix and held prepayments from Heroix of $133,724.
Material Terms: N/A

Valuation

Valuation: $170,629,157

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds
If we raise the Target Offering Amount of $9.995.54 we plan to use these proceeds as follows:

DealMaker Securities Fees – 4%

Other DealMaker Fees – 96%

If we raise the over-allotment amount of $4,100,000.00, we plan to use these proceeds as follows:

DealMaker Platform Fees – 4%

Inventory – 40%
We will use 40% of the funds raised to finance inventory of both raw materials and finished goods of Omni One in order to ramp up production and shorten delivery times of the product.

Research & Development – 30%
We will use 30% of the funds raise for continued product development of Omni One and future products.

General & Administrative – 26%
We will use 25% of the funds to cover general and administrative expenses related to the day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification
No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates
Updates on the status of this Offering may be found at: invest.virtuix.com

Dilution

Even once the Series B Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of four percent (4%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, DealMaker Securities will receive a $12,000 one-time administrative and compliance fee, and a $2,000 monthly maintenance fee. The Company shall levy a three and one-half percent (3.5%) ancillary fee ("Transaction Fee") payable by Purchasers.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.virtuix.com

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

_____

(Signature)

NAME

_____

(Name)

TITLE

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

_____

(Signature)

NAME

_____

(Name)

TITLE

_____
(Title)

DATE

_____
(Date)

/s/
_____
(Signature)

NAME

_____
(Name)

TITLE

_____
(Title)

DATE

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND MARCH 31, 2021
AND
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
WITH
INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Virtuix Holdings, Inc.
Austin, Texas


INDEPENDENT AUDITOR'S REPORT


Opinion

We have audited the accompanying consolidated financial statements of Virtuix Holdings, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of March 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 14 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $4,703,384 and $3,845,456 for the years ended March 31, 2022 and 2021, respectively, and has an accumulated deficit of $29,937,093 and $25,233,709 as of March 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.


Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
December 20, 2022

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2022	March 31, 2021
CURRENT ASSETS		
Cash and cash equivalents	$ 5,809,264	$ 6,197,295
Accounts receivable, trade	98,259	195,861
Inventory	1,853,720	514,324
Other receivables	20,948	5,585
Prepaids and other current assets	251,192	218,351
TOTAL CURRENT ASSETS	8,033,383	7,131,416
NONCURRENT ASSETS		
Property and equipment	759,927	744,211
Less: accumulated depreciation	(650,481)	(538,242)
Net property and equipment	109,446	205,969
Intangibles	1,202,409	648,137
Less: accumulated amortization	(333,138)	(225,490)
Net intangibles	869,271	422,647
Investment in joint venture	70,970	-
Deferred tax asset (net of valuation allowance of $5,264,297 and $4,243,800 at March 31, 2022 and March 31, 2021, respectively)	-	-
TOTAL NONCURRENT ASSETS	1,049,687	628,616
TOTAL ASSETS	$ 9,083,070	$ 7,760,032

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2022	March 31, 2021
CURRENT LIABILITIES		
Accounts payable	$ 565,151	$ 304,583
Accrued expenses	200,952	363,575
Deferred revenue	1,617,294	867,444
Due to related party	-	1,814
Current portion of notes payable	36,614	26,875
Current portion of EIDL loan	-	331
PPP loan	-	177,067
TOTAL CURRENT LIABILITIES	2,420,011	1,741,689
LONG-TERM LIABILITIES		
EIDL loan, net of current portion	25,000	24,669
TOTAL LONG-TERM LIABILITIES	25,000	24,669
TOTAL LIABILITIES	2,445,011	1,766,358
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value, 22,300,000 shares authorized, 18,931,266 and 17,005,722 shares issued and outstanding at March 31, 2022 and March 31, 2021, respectively, with liquidation preferences of $38,388,550 and $32,619,620, respectively, at March 31, 2022 and March 30, 2021	18,931	17,006
Additional paid-in capital - preferred stock	35,659,844	30,321,994
Additional paid-in capital - preferred stock warrants	184,428	184,428
Common stock, $.001 par value, 30,000,000 shares authorized, 5,500,000 shares issued and outstanding at both March 31, 2022 and March 31, 2021	5,500	5,500
Additional paid-in capital - common stock	706,449	698,455
Accumulated deficit	(29,937,093)	(25,233,709)
TOTAL STOCKHOLDERS' EQUITY	6,638,059	5,993,674
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,083,070	$ 7,760,032

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
NET SALES	$ 3,709,966	$ 2,103,090
COST OF GOODS SOLD	3,128,272	1,527,018
GROSS PROFIT	581,694	576,072
OPERATING EXPENSES		
Selling expenses	850,175	1,021,016
General and administrative expenses	2,702,267	1,986,185
Research and development expenses	1,941,581	764,511
TOTAL OPERATING EXPENSES	5,494,023	3,771,712
LOSS FROM OPERATIONS	(4,912,329)	(3,195,640)
OTHER INCOME (EXPENSE)		
Gain on extinguishment of debt - PPP loan	178,042	178,056
Share of profit of joint venture	70,970	-
Interest income	351	114
Interest expense	(3,529)	(550,765)
Interest expense – beneficial conversion discount	-	(248,888)
TOTAL OTHER INCOME (EXPENSE)	245,834	(621,483)
PROVISION FOR INCOME TAX		
Enterprise income tax expense	789	-
Delaware franchise tax	36,100	28,333
TOTAL PROVISION FOR INCOME TAX	36,889	28,333
NET LOSS	$ (4,703,384)	$ (3,845,456)
Weighted average common shares outstanding:		
Basic and Diluted	5,500,000	5,500,000
Net loss per share:		
Basic and Diluted	$ (0.86)	$ (0.70)

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

4

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

| | Preferred Stock | | | Common Stock | | | | |
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2021	17,005,722	$ 17,006	$ 30,506,422	5,500,000	$ 5,500	$ 698,455	$ (25,233,709)	$ 5,993,674
Preferred stock issued for cash	1,897,507	1,897	5,683,053	-	-	-	-	5,684,950
Preferred stock issued for services	28,037	28	83,972	-	-	-	-	84,000
Preferred stock offering costs	-	-	(429,175)	-	-	-	-	(429,175)
Stock-based compensation	-	-	-	-	-	7,994	-	7,994
Net loss	-	-	-	-	-	-	(4,703,384)	(4,703,384)
Balance at March 31, 2022	18,931,266	$ 18,931	$ 35,844,272	5,500,000	$ 5,500	$ 706,449	$ (29,937,093)	$ 6,638,059

| | Preferred Stock | | | Common Stock | | | | |
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2020	11,973,733	$ 11,974	$ 17,314,372	5,500,000	$ 5,500	$ 682,019	$ (21,388,253)	$ (3,374,388)
Preferred stock issuance	3,680,727	3,681	11,023,791	-	-	-	-	11,027,472
Preferred stock offering costs	-	-	(914,470)	-	-	-	-	(914,470)
Conversion of notes payable	1,326,304	1,326	2,833,866	-	-	-	-	2,835,192
Beneficial conversion feature discount	-	-	248,888	-	-	-	-	248,888
Exercise of preferred stock warrant	24,958	25	(25)	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	16,436	-	16,436
Net loss	-	-	-	-	-	-	(3,845,456)	(3,845,456)
Balance at March 31, 2021	17,005,722	$ 17,006	$ 30,506,422	5,500,000	$ 5,500	$ 698,455	$ (25,233,709)	$ 5,993,674

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,703,384)	$ (3,845,456)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	219,887	248,485
Amortization of discount on notes payable	-	83,842
Stock-based compensation	7,994	16,436
Loss on disposal of assets	-	3,672
Share of profit of joint venture	(70,970)	-
Gain on extinguishment of debt - PPP loan	(178,042)	(178,056)
Beneficial conversion feature discount	-	248,888
Stock issuance in exchange for services	84,000	-
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(32,841)	849
Accounts receivable	97,602	40,880
Other receivables	(15,363)	(3,462)
Inventory	(1,339,396)	308,921
Increase (decrease) in liabilities:		
Accounts payable	260,568	(381,165)
Accrued expenses	(161,648)	184,580
Deferred revenue	749,850	(218,439)
CASH USED IN OPERATING ACTIVITIES	(5,081,743)	(3,490,025)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of property and equipment, including intangibles	(569,988)	(88,527)
CASH USED IN INVESTING ACTIVITIES	(569,988)	(88,527)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	5,684,950	11,027,472
Offering costs	(429,175)	(914,470)
Proceeds from PPP loans	-	354,134
Proceeds from long-term notes payable - EIDL Loan	-	25,000
Payments on long-term notes payable	-	(669,458)
Payments on short-term notes payable	(50,771)	(6,524)
Proceeds from short-term notes payable	60,510	-
Proceeds from convertible notes payable	-	1,019,025
Payments of promissory notes payable	-	(1,164,000)
Issuance costs of convertible notes payable	-	(43,452)
Due to related parties	(1,814)	(4,256)
CASH PROVIDED BY FINANCING ACTIVITIES	5,263,700	9,623,471
NET (DECREASE) INCREASE IN CASH	(388,031)	6,044,919
CASH AT BEGINNING OF YEAR	6,197,295	152,376
CASH AT END OF YEAR	$ 5,809,264	$ 6,197,295

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 1,477	$ 355,436
Enterprise income taxes paid to People's Republic of China	$ 789	$ -
Delaware franchise tax paid	$ 36,100	$ 28,333
Transfer from property and equipment to inventory	$ -	$ 19,385
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Conversion of promissory notes to convertible notes	$ -	$ 1,300,000
Conversion of accrued interest on promissory notes to convertible notes	$ -	$ 217,978
Conversion of promissory notes to preferred stock	$ -	$ 120,000
Conversion of accrued interest on promissory notes to preferred stock	$ -	$ 58,667
Convertible notes converted to preferred stock	$ -	$ 2,559,304
Accrued interest on convertible notes converted to preferred stock	$ -	$ 97,221
Issuance of convertible promissory notes in lieu of compensation	$ -	$ 22,301
Issuance of preferred stock in exchange for services	$ 84,000	$ -

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

7

Note 1. Nature of Operations

Virtuix Holdings Inc. ("Virtuix Holdings" or the "Company") was formed on December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix, Inc., a Delaware corporation formed on April 15, 2013. Virtuix, Inc. develops virtual reality hardware and software, primarily the Omni, the first virtual reality interface that allows users to move freely and naturally in video games and virtual worlds, and in February 2019, the VR ARENA, subsequently renamed the Omni Arena, a four-player esports attraction that includes four Omni motion platforms. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited ("VML"), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise ("WFOE") registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture" or "Heroix"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Since about March 2020, despite the ongoing public health crisis posed by the COVID-19 outbreak, the Company has continued to serve customers, although business operations have been affected by applicable regulatory restrictions, temporary supply chain disruptions, and other temporary disruptions. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the crisis will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Virtuix Holdings, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation
The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company's functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates
Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The majority of the Company's revenue arrangements generally consist of a single performance obligation to either transfer or install the promised goods, which is when an individual Omni and/or related accessories is shipped, or when an Omni Arena is installed at a customer location, at which time the title transfers to the customer. Therefore for individual Omni and/or related accessories, revenue is recognized upon shipment to the customer. For Omni Arenas, revenue recognition occurs upon installation at a customer's location. In conjunction with the Omni Arena contract, each customer is obligated to be enrolled in the Omni Care program, which is a separate performance obligation. Such revenue is recognized over the life of the program, which is generally twelve months. The Company also sells Omniverse credits, which are credits sold to customers for play time on the Omni units and Omni Arenas. The Company recognizes revenue over the period during which the operator is expected to be able to access and consume the benefits, which has been determined to be two months.

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2022 and 2021, the Company's cash and cash equivalents were deposited primarily in four financial institutions, which exceeded federally insured limits by $5,055,113 and $5,438,301, respectively. All of a depositor's accounts at an insured depository institution, including all non-interest bearing accounts, are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in total. Balances in excess of this coverage are uninsured and subject to loss should the institution fail, with a possible offset against outstanding loans. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash. Cash and cash equivalents in the amount of $172,881 and $86,278, representing foreign deposits at financial institutions, are not insured by the FDIC at March 31, 2022 and 2021, respectively.

Accounts Receivable
Terms of payment are generally thirty days from the invoice date. The collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. The Company considers its receivables to be fully collectible, accordingly no allowance for doubtful accounts has been recorded. Accounts are charged to bad debt expense as they are determined to be uncollectible.

Inventory Valuation
Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to

Note 2. Summary of Significant Accounting Policies (continued)

completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements
The Company's financial instruments consist primarily of cash, accounts receivable, prepaids, accounts payable, accrued expenses, and notes payable. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Note 2. Summary of Significant Accounting Policies (continued)

Intangibles

The Company's intangible assets represent software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 - 5 years
Trademarks	0 years
Customer Lists	3 years
Website	15 years

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, *Research and Development*, Topic 350-40, *Internal-Use Software*, Accounting Standards Update ("ASU") 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, Topic 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed* and Topic 350-50, *Website Development Costs*.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, and the software has been released for sale, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of March 31, 2022 and 2021. This is primarily composed of pre-orders of the Omni that have not been completed by the end of the financial reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as Omniverse Credits and Omni Care pertaining to Omni Arena units installed as of March 31, 2022 and 2021, but for which revenue cannot yet be recognized. For the years ended March 31, 2022 and 2021, changes in deferred revenue were due to the following:

	March 31, 2022	March 31, 2021
Beginning deferred revenue	$ 867,444	$ 1,085,883
Amounts deferred during the year	3,556,223	1,228,786
Less refunds	(208,342)	(24,198)
Less revenue recognized	(2,598,031)	(1,423,027)
Ending deferred revenue	$ 1,617,294	$ 867,444

Note 2. Summary of Significant Accounting Policies (continued)

Deferred revenue as of March 31, 2022 and 2021 consists of the following:

	2022		2021	
Omni Pro units and accessories	$	529,797	$	497,903
Omni Arena		937,804		312,657
Omniverse credits		34,360		9,550
Omni Care program		115,333		47,334
Total	$	1,617,294	$	867,444

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position as of March 31, 2022 and 2021. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Federal Income Taxes

Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2022 and 2021, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 *Leases.* ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022. The Company is currently evaluating the impact that ASU 2016-02 and 2020-05 will have on its consolidated financial position, results of operations and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment.* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 also addresses the cost of developing, maintaining, or restoring internally generated intangible assets, as well as financial statement presentation of intangible assets in the balance sheet, income statement, and disclosures in the notes to financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

The amendments for ASU 2017-04 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on its consolidated financial position, results of operations and disclosures.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on its consolidated financial position, results of operations and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurements
The non-U.S. subsidiary, VML, and its wholly-owned subsidiary, VML_ZH, operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on consolidated balance sheet accounts was not material for the years ended March 31, 2022 and 2021.

Convertible Instruments
GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Note 2. Summary of Significant Accounting Policies (continued)

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Note 3. Inventory

Inventory consisted of the following as of:

	March 31, 2022	March 31, 2021
Raw materials	$ 1,253,066	$ 418,030
Work in process	358,265	5,959
Finished goods	242,389	90,335
	$ 1,853,720	$ 514,324

Note 4. Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2022	March 31, 2021
Computer equipment	$ 37,430	$ 37,430
Furniture and equipment	29,858	29,858
Machinery and equipment	692,639	676,923
	759,927	744,211
Less: accumulated depreciation	(650,481)	(538,242)
	$ 109,446	$ 205,969

For the years ended March 31, 2022 and 2021, the Company has recorded depreciation expense in the consolidated statements of operations of $112,239 and $143,463, respectively.

Note 5. Intangibles

Intangible assets consist of the following as of:

	March 31, 2022	March 31, 2021
Assets in progress	$ 537,458	$ -
Software and game design	515,329	515,328
Trademarks	55,692	38,879
Website	88,930	88,930
Customer list	5,000	5,000
	1,202,409	648,137
Less: accumulated amortization	(333,138)	(225,490)
	$ 869,271	$ 422,647

Intangible assets in progress represent software costs incurred by the Company that will be amortized upon release of the software.

For the years ended March 31, 2022 and 2021, the Company has recorded amortization expense in the consolidated statements of operations of $107,648 and $105,022, respectively.

Note 6. Notes Payable

Effective January 1, 2017, the Company entered into an agreement to obtain financing with Western Technology Investment ("WTI"). The initial commitment of $1,500,000 was received on February 1, 2017. Terms of the note were interest-only payments through January 31, 2018, followed by thirty months of principal and interest payments which began on February 1, 2018 in the amount of $56,829, and matured on August 1, 2020. The note had a fixed rate of interest of 10.99% and was secured by all assets of the Company.

The Company had granted warrants associated with 2017 debt to acquire shares of Series A-1 Preferred Stock (formerly Series A Preferred Stock – see Note 9), which according to Topic 470-20, *Debt*, such warrants were recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which was amortized over the life of the note. As of August 1, 2020, the warrants were fully amortized.

The fair value of Series A-1 Preferred Stock warrants associated with 2017 debt as of their issuance date was determined to be $46,846 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	2.10%
Expected life (years)	5

Prior to August 1, 2020, the discount was being amortized over the life of the note using the effective interest method. The carrying value of the note at March 31, 2022 and 2021 was $0. Discount amortization and amortization of loan costs included in interest expense was $0 and $1,655 for the years ended March 31, 2022 and 2021, respectively. Interest expense on the note was $0 and $5,825 for the years ended March 31, 2022 and 2021, respectively.

Effective November 1, 2018, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $500,000 was received on November 13, 2018. Terms of the note were interest-only payments through October 1, 2019, followed by thirty months of principal and interest payments beginning November 1, 2019 in the amount of $19,211, due on April 1, 2022. The note

Note 6. Notes Payable (continued)

had a fixed rate of interest of 12.25% and was secured by all assets of the Company. On March 15, 2021, the Company paid off the outstanding balance of the note.

The Company had granted warrants associated with 2018 debt to acquire shares of Series A-1 Preferred Stock. As of March 15, 2021, the warrants were fully amortized. The fair value of Series A-1 Preferred Stock warrants associated with 2018 debt as of their issuance date was determined to be $23,606 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	3.05%
Expected Years	5

Prior to March 15, 2021, the discount was being amortized over the life of the note using the effective interest method starting in January 2019. The carrying value of the note at March 31, 2022 and 2021 was $0. Discount amortization and amortization of loan costs included in interest expense was $0 and $16,435 for the years ended March 31, 2022 and 2021, respectively. Interest expense on the note was $0 and $52,276 for the years ended March 31, 2022 and 2021, respectively.

On May 31, 2019, the Company received consent of the board to raise $1,500,000 of subordinated promissory notes ("Subordinated Promissory Notes"). This consent was later amended to extend the financing to $2,250,000 on September 23, 2019. The Company also received consent of the board to raise an additional $500,000 of Subordinated Promissory Notes on January 24, 2020. From May 2019 through March 2020, the Company raised $2,584,000 through various investors with an interest rate of 18%. The principal of these Subordinated Promissory Notes matured and was payable with all accrued interest on July 31, 2020 and could, at the Company's sole discretion, be extended for up to two additional six month periods. The first extension period ran through January 31, 2021, and the second would run through July 31, 2021. On April 15, 2020 the Company resolved to raise additional financing under a note purchase agreement (the "Purchase Agreement") dated April 16, 2020, with investors, in the maximum aggregate amount of $2,000,000, through the issuance of subordinated convertible promissory notes (the "2020 Convertible Notes"). From April 2020 through August 2020, the Company converted $217,978 of accrued interest and $1,300,000 of principal from the Subordinated Promissory Notes into the 2020 Convertible Notes. From January 2021 through March 2021, the Company converted $58,667 of accrued interest and $120,000 of principal from the Subordinated Promissory Notes into 59,635 shares of Series A-2 Preferred Stock (see Note 9). On March 15, 2021, the Company paid the balance of $297,654 of accrued interest and $1,164,000 of principal to investors. Interest expense on the Subordinated Promissory Notes was $0 and $290,772 for the years ended March 31, 2022 and 2021, respectively.

On August 25, 2020, the Purchase Agreement was amended to increase the 2020 Convertible Notes financing to a maximum amount of $3,000,000. The 2020 Convertible Notes were convertible into shares of Preferred Stock of the Company in connection with a qualified or other financing or, in certain circumstances, into shares of the Company's Series A-1 Preferred Stock. The 2020 Convertible Notes contained a beneficial conversion feature, a 30% conversion discount, based on a future contingent event. The Company had set aside and reserved for the issuance upon the potential conversion of these notes, 950,000 shares of Series A-1 Preferred Stock. From April 2020 through August 2020, the Company issued $2,559,304 of 2020 Convertible Notes to various investors with an interest rate of 8%, comprised of $1,041,326 of new issuances and $1,517,978 of converted Subordinated Promissory Notes. The principal of the 2020 Convertible Notes was to mature and was payable with all accrued interest on December 31, 2020. On December 30, 2020, the Company converted $97,221 of accrued interest and $2,559,304 of principal from the 2020 Convertible Notes into 1,266,669 shares of Series A-2 Preferred Stock (see Note 9). A $248,888 discount on beneficial conversion feature was recorded to interest expense and additional paid-in capital on this conversion, which resolved the contingency on the 30% conversion discount. Interest

Note 6. Notes Payable (continued)

expense on the 2020 Convertible Notes was $0 and $97,221 for the years ended March 31, 2022 and 2021, respectively.

Pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, which was enacted March 27, 2020, the Company was granted a loan (the "PPP Loan") from Bank of Houston, N.A. in the amount of $177,067, on April 13, 2020. The PPP Loan was expected to mature in April 2022 and had an interest rate of 1.00% per year, and was payable monthly beginning ten months after the covered period ends, in accordance with terms of the PPP. The PPP Loan could be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan could only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Under the terms of the PPP, certain amounts of the PPP Loan could be forgiven if they were used for qualifying expenses as described in the CARES Act. On November 6, 2020, the Company was granted forgiveness of its PPP loan. Interest expense on the PPP Loan was $989 for the year ended March 31, 2021. Principal and accrued interest in the amount of $178,056 was reclassified to gain on extinguishment of debt, which is included in other income in the consolidated statements of operations for the year ended March 31, 2021.

On January 28, 2021, the Company was granted a second loan (the "Second PPP Loan") from Bank of Houston, N.A. in the amount of $177,067, pursuant to the PPP under Division A, Title I of the CARES Act. The Second PPP Loan was expected to mature in January 2026 and had an interest rate of 1.00% per year. On August 17, 2021, the Company was granted forgiveness of its PPP loan. Interest expense on the Second PPP Loan was $661 and $314 for the years ended March 31, 2022 and 2021, respectively. Principal and accrued interest in the amount of $178,042 was reclassified to gain on extinguishment of debt, which is included in other income in the consolidated statements of operations for the year ended March 31, 2022.

On August 29, 2020, the Company received a loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan assistance program (the "EIDL Loan") in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Loan was $25,000, with proceeds to be used for working capital purposes. The EIDL Loan is expected to mature in August 2050, bears interest at a rate of 3.75% per year, and accrued interest is payable monthly beginning in March 2023 with principal payments due beginning in September 2024. Interest expense on the EIDL Loan was $815 and $524 for the years ended March 31, 2022 and 2021, respectively.

Amounts included in the current portion of notes payable for insurance financing was $36,614 and $26,875 at March 31, 2022 and 2021, respectively. Interest expense on these short-term notes payable was $1,355 and $1,388 for the years ended March 31, 2022 and 2021, respectively.

Future maturities of notes payable are as follows as of March 31:

	Principal
2023	$ 36,614
2024	-
2025	363
2026	550
2027	570
Thereafter	23,517
	$ 61,614

Note 7. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 8. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company's hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2022 and 2021, management has recorded royalty expense in the consolidated statements of operations of $2,674 and $2,344, respectively.

Note 9. Capital Stock

Effective May 6, 2015, the number of shares of $.001 par value common stock ("Common Stock") authorized increased from 15,000,000 shares to 16,000,000 shares, and the Company also increased its authorized $.001 par value Series Seed Preferred Stock (the "Preferred Stock") from 7,000,000 shares to 8,300,000 shares.

Effective March 9, 2016, the number of shares of Common Stock authorized increased from 16,000,000 shares to 23,000,000 shares, and the Company also increased its authorized Preferred Stock to 15,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, and 7,000,000 shares of Series A Preferred Stock.

On January 1, 2020, convertible notes and related accrued interest were converted into 1,399,106 shares of Series A-1 Preferred Stock. On December 30, 2020, convertible notes and accrued interest were converted into 1,266,669 shares of Series A-2 Preferred Stock. A $248,888 discount on beneficial conversion feature was recorded to interest expense and additional paid-in capital on this conversion, which resolved the contingency on the 30% conversion discount. From January 2021 through March 2021, the Company converted certain of the Subordinated Promissory Notes and accrued interest into 59,635 shares of Series A-2 Preferred Stock for a total conversion of notes payable to 1,326,304 shares of A-2 Preferred Stock.

On September 23, 2020, under the Fourth Amended and Restated Certificate of Incorporation of the Corporation, the number of shares of Common Stock authorized increased from 23,000,000 shares to 28,000,000 shares, and the Company also increased the number of shares of Preferred Stock authorized from 15,300,000 shares to 20,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 5,000,000 shares of a new class of Preferred Stock, designated as Series A-2 Preferred Stock. All shares of Preferred Stock that had been designated as Series A Preferred Stock of the Corporation under the Third Amended and Restated Certificate of Incorporation of the Corporation, including all shares of Series A Preferred Stock of the Corporation issued and outstanding immediately prior to such filing, were reconstituted and re-designated as shares of Series A-1 Preferred Stock effective September 23, 2020.

Effective October 14, 2020, the number of shares of Common Stock authorized increased from 28,000,000 shares to 30,000,000 shares, and the Company also increased its authorized Preferred Stock to 22,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 7,000,000 shares of Series A-2 Preferred Stock.

Note 9. Capital Stock (continued)

Effective December 17, 2020, the Company was qualified by the Securities and Exchange Commission to offer up to 5,006,675 shares of its Preferred Stock (designated as Series A-2 Preferred Stock) to accredited and non-accredited investors in a Regulation A offering. On or about March 15, 2021, the Company was authorized to offer an additional 726,655 shares of Series A-2 Preferred Stock to accredited investors in a Regulation D Offering. During the year ended March 31, 2021, $11,027,472 of Series A-2 Preferred Stock subscriptions were closed and 3,680,727 shares were issued. During the year ended March 31, 2022, $5,684,950 of Series A-2 Preferred Stock subscriptions were closed and 1,897,507 shares were issued. Additionally, the Company issued 28,037 shares of its Series A-2 Preferred Stock in exchange for marketing services valued at $84,000 during the year ended March 31, 2022. During the years ended March 31, 2022 and 2021, respectively, $429,175 and $914,470 of stock offering costs were netted against additional paid-in capital - preferred stock.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Fourth Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

These matters include any vote to:
- Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Preferred Stock;
- Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;
- Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Preferred Stock;
- Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Preferred Stock other than certain allowable repurchases;
- Declare a dividend or distribute cash or property to holders of Common Stock; and
- Liquidate, dissolve, or windup the business, or effect any merger or consolidation of the Company.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Note 9. Capital Stock (continued)

The Preferred Stock has liquidation preferences of $0.80 per share, $1.05 per share, $2.332, and $2.996 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock, respectively. The total liquidation preference on all Preferred Stock as of March 31, 2022 and 2021, was $38,388,550 and $32,619,620, respectively.

Terms of Conversion
The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the Company as provided by Section 4.3 of the Fourth Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the Company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

If equity securities are subsequently issued by the Company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fourth Amended and Restated Certificate of Incorporation.

Outstanding Stock
At both March 31, 2022 and 2021, total outstanding Common Stock was 5,500,000; total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series 2 Seed Preferred Stock was 3,601,709; and total outstanding Series A-1 Preferred Stock was 4,646,982. Total outstanding Series A-2 Preferred Stock was 6,932,575 and 5,007,031 at March 31, 2022 and 2021, respectively.

Effective September 23, 2020, the Company authorized an additional 500,000 shares of Common Stock to be set aside and reserved for issuance pursuant to the Long Term Incentive Plan. As of March 31, 2022, the Company has reserved 24,800,000 shares of its authorized but unissued Common Stock for possible future issuance in connection with the following:

	Shares
Long Term Incentive Plan	2,500,000
Conversion of Preferred Stock	21,951,663
Exercise of stock warrants	348,337

Warrants
Warrants are issued in connection with equity from time to time at the Company's discretion.

As of March 31, 2022 and 2021, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock and 192,088 shares of Series A-1 Preferred Stock, for a total of 348,338 shares of Preferred Stock. In March 2021, a warrant for 112,612 warrant shares was exercised, for which the Company issued 24,958 shares of Series A-1 Preferred Stock. The warrants are all exercisable as of both March 31, 2022 and 2021. The warrants have a weighted average exercise price of $1.64 per share, with a weighted average remaining term to expiration of 3.6 years.

Note 9. Capital Stock (continued)

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock for the related stock purchased.

Note 10. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

As mentioned in Note 9, the Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the "Plan"), for which 2,500,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date. At March 31, 2022, 650,492 shares were available for issuance under the Plan.

Incentive Stock Options ("ISOs") are granted to certain employees of Virtuix, Inc. from time to time. As of both March 31, 2022 and 2021, 1,245,823 ISO options were granted. As of March 31, 2022 and 2021, respectively, 403,008 and 335,508 ISO options were vested. As of March 31, 2022 and 2021, respectively, 812,815 and 810,315 ISO options were forfeited.

The board of directors of the Company has granted three non-qualified stock options ("NQSOs") for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. As of March 31, 2022 and 2021, 1,529,000 NQSO options had been granted, and 1,411,500 NQSO options were vested. As of March 31, 2022 and 2021, 112,500 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $7,250 and $11,334, and compensation expense pertaining to NQSOs of $744 and $5,102 was recorded for the years ended March 31, 2022 and 2021, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2022 and 2021, was $1,837 and $11,737, respectively, and will be recognized over a weighted-average period of approximately 6 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting

Note 10. Stock Options (continued)

tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options as of March 31, 2022 and 2021, is as follows:

	2022		2021	
	Shares	Price	Shares	Price
Outstanding - Beginning of Period	1,852,008	$ 0.26	1,852,008	$ 0.26
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(2,500)	$ -	-	-
Outstanding - End of Period	1,849,508	$ 0.26	1,852,008	$ 0.26
Exercisable at End of Period	1,814,508	$ 0.26	1,747,008	$ 0.24
Weighted average duration to expiration of outstanding options at period-end (years)	3.1		4.1	
Weighted average grant date fair value	N/A		N/A	

The total intrinsic value of the stock options at March 31, 2022 and 2021, is $823,478.

Note 11. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

Note 11. Income Taxes (continued)

Deferred tax assets consisted of the following at March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Deferred tax assets:		
Share-based compensation expense	$ 72,863	$ 72,707
Net operating loss carryforward	5,214,063	4,193,403
Long-term deferred tax liabilities:		
Property and equipment	(22,629)	(22,310)
Net deferred tax assets and liabilities	5,264,297	4,243,800
Valuation allowance	(5,264,297)	(4,243,800)
Net deferred tax asset	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The federal tax rate in effect affecting future tax benefits at March 31, 2022 and 2021 was 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the years ended March 31, 2022 and 2021, and due to the cumulative loss through March 31, 2022. Accordingly, no provision for deferred income taxes has been recognized for the years ended March 31, 2022 and 2021.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Prior to March 2020, NOL carryforwards generated in years beginning after December 31, 2017 carryforward indefinitely and apply to 80% of future taxable income. Carrybacks of NOLs are disallowed. In March 2020, the CARES Act was enacted providing a five-year carryback for losses incurred in 2018, 2019, or 2020, which allows companies to modify tax returns up to five years prior to offset taxable income from those tax years. The CARES Act also temporarily suspended the NOL limit of 80% of taxable income. The Company has not had income in prior years, thus, NOL carryforwards available to offset future taxable income amount to $24,828,873 as of March 31, 2022, of which $12,561,963, pertains to years prior to 2018 and expire between 2034 and 2038, and $12,266,910 pertains to years subsequent to 2018 and carryforward indefinitely. Such amounts have been fully reserved in the valuation allowance discussed above.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the years ended March 31, 2022 and 2021, was $789 and $0, respectively.

Note 12. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method. As of March 31, 2021, the Company had discontinued using the equity method after recording a loss from the Joint Venture, resulting in an investment balance of zero at March 31, 2021. The Company's share of any future profits earned by the Joint Venture were to be recorded using the equity method, but losses would only be recorded to the extent there was an asset balance. The cumulative loss on investment at March 31, 2021 to be applied when the Joint Venture earned profits was $32,336.

As of March 31, 2022, the Joint Venture had total assets of $392,704, total liabilities of $388,019, and total equity of $4,685.

As of March 31, 2021, the Joint Venture had total assets of $262,926, total liabilities of $454,345, and a total deficit of ($191,419).

For the fiscal year ended March 31, 2022, the Joint Venture had operating revenue of $514,289, cost of goods sold of $142,369, operating costs of $161,090, and net income of $210,830. Under the equity method, net income attributable to the Company was $103,306, less prior cumulative losses of $32,336, resulting in a share of profit of joint venture of $70,970.

For the fiscal year ended March 31, 2021, the Joint Venture had operating revenue of $841,943, cost of goods sold of $638,658, operating costs of $212,563, and net loss of $9,278. Under the equity method, net loss attributable to the Company was $4,546. As of March 31, 2021, the cumulative loss on investment to be applied when the joint venture earns profits was $32,336.

During the years ended March 31, 2022 and 2021, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $305,816 and $292,072, respectively. As of March 31, 2022, the Company's China subsidiary had accounts payable to Heroix of $3,365 and held prepayments from Heroix for unshipped orders of $66,964. As of March 31, 2021, the Company's China subsidiary had zero accounts payable to Heroix and held prepayments from Heroix of $133,724.

Note 13. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of March 31, 2022 and 2021, in the consolidated statements of operations are as follows:

	March 31, 2022	March 31, 2021
SALES		
Omni Pro units and accessories, net of discounts	$ 625,952	$ 380,225
Omniverse credits	218,590	89,370
Omni Care program	207,935	165,333
Omni Arena	2,657,489	1,468,162
NET SALES	$ 3,709,966	$ 2,103,090

Note 14. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $4,703,384 and $3,845,456 for the years ended March 31, 2022 and 2021, respectively, and has an accumulated deficit of $29,937,093 and $25,233,709 as of March 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:

1. The Company will continue to sell Omni Arena during the next twelve months and anticipates significant revenues from the Omni Arena product line as the out-of-home entertainment industry continues to recover from the COVID-19 pandemic.
2. The Company continues to raise capital from existing shareholders and third parties as necessary to fund its operating needs (see Note 17).

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 15. Commitments and Contingencies

On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. On February 19, 2018, the Company entered into a 60-month extension of the lease term beginning on October 1, 2018 and expiring on September 30, 2023. Monthly rent payments continued at the previous rate of $7,200 per month and increased at about 3% per square foot to $8,100 over the course of the 60 months. The Company also has several non-cancelable operating leases for an office, warehouse space, and a shed in China, with various lease terms ranging from September 2018 to September 2023. Monthly rent payments range from approximately $40 per month to $1,800 per month. The Company also has a month-to-month apartment lease in China, with monthly payments of approximately $1,000 per month.

Future minimum lease payments under these lease agreements at March 31, 2022:

2023	$	151,582
2024		72,997
Thereafter		-
Total lease payments	$	224,579

Rent expense included in the consolidated statements of operations was $225,516 and $203,661 for the years ended March 31, 2022 and 2021, respectively.

Note 16. Patents

As of March 31, 2022, the Company owns nine issued utility patents and nine issued design patents, and six additional applications are still pending.

Note 17. Subsequent Events

Management has evaluated subsequent events through December 20, 2022, the date the consolidated financial statements were available to be issued.

Effective April 27, 2022, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $1,000,000 was received on April 29, 2022. Terms of the note are interest-only payments through February 28, 2023, followed by thirty months of principal and interest payments, which will begin on March 1, 2023 in the amount of $38,967, and mature on September 1, 2025. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company.

The Company has granted warrants associated with this note to acquire shares of Series A-2 Preferred Stock. The fair value of Series A-2 Preferred Stock warrants associated with this debt as of their issuance date was determined to be $44,979.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

Virtuix Series B CF SPV, LLC

A Delaware Limited Liability Company

Financial Statement and Independent Auditor's Report
March 3, 2023 (inception)

VIRTUIX SERIES B CF SPV, LLC

TABLE OF CONTENTS



To the Managing Member of
Virtuix Series B CF SPV, LLC
Austin, TX

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statement of Virtuix Series B CF SPV, LLC (the "Company"), which comprise the balance sheet as of March 3, 2023 (inception) and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of March 3, 2023 (inception), in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations and has not generated revenues or profits as of March 3, 2023 (inception). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 8, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VIRTUIX SERIES B CF SPV LLC
BALANCE SHEET
As of March 3, 2023 (inception)

ASSETS
Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S DEFICIT
Current Liabilities:

Accounts payable	$	-
Total Liabilities		-
Member's Deficit		-
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

VIRTUIX SERIES B CF SPV LLC
NOTES TO THE FINANCIAL STATEMENT
As of March 3, 2023 (inception)

NOTE 1: NATURE OF OPERATIONS

Virtuix Series B CF SPV, LLC (the "Company") is a limited liability company formed on March 3, 2023, under the laws of Delaware. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Virtuix Holdings, Inc., who will also serve as the Company's manager, as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940. The Company is headquartered in Austin, Texas.

As of March 3, 2023 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 3, 2023 (inception), the Company has no cash and cash equivalents.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of March 3, 2023 (inception), the Company has not earned any revenue.

Organizational Costs

In accordance with FASB ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, provision for income tax is not recorded in the financial statement. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740, "Income Taxes" for accounting for uncertainty in income taxes recognized in a Company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of March 3, 2023 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY/(DEFICIT)

No capital has been contributed to the Company as of March 3, 2023 (inception). The Company has not yet adopted its operating agreement to dictate its capital structure.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard effective at its inception date.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2017-04 to have a material impact on the Company's financial statement.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated all subsequent events through March 8, 2023, the date the financial statement was available to be issued and determined there are no material events requiring disclosure or adjustment to the financial statement.